

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2012

Via E-mail
Todd D. Brice
Chief Executive Officer
S&T Bancorp, Inc.
800 Philadelphia Street
Indiana, PA 15701

Re: **S&T Bancorp, Inc.**
   Form 10-K
   For Fiscal Year Ended December 31, 2010
   Filed March 16, 2011
   Form 10-Q for Fiscal Quarter Ended September 30, 2011
   Filed November 4, 2011
   File No. 000-12508

Dear Mr. Brice:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ John P. Nolan

         John P. Nolan
         Senior Assistant Chief Accountant